Exhibit 99.1

Sapiens Reports First Quarter 2021 Financial Results

Holon, Israel, May 4, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the first quarter ended March 31, 2021.

Summary Results for First Quarter 2021 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q1 2021	Q1 2020	% Change		Q1 2021	Q1 2020	% Change
Revenue	$109.6	$90.5	21.1%		$110.2	$90.5	21.7%
Gross Profit	$44.3	$36.3	22.0%		$49.2	$39.8	23.7%
Gross Margin	40.4%	40.1%	30	bps	44.7%	44.0%	70	bps
Operating Income	$12.4	$10.3	20.3%		$19.0	$14.6	30.0%
Operating Margin	11.3%	11.4%	(10	)bps	17.2%	16.1%	110	bps
Net Income (*)	$9.8	$6.8	44.2%		$14.9	$10.4	43.2%
Diluted EPS	$0.18	$0.13	38.5%		$0.27	$0.20	35.0%

(*)	Attributable to Sapiens’ shareholders.

“Our revenue growth in the first quarter validates our strategy of building global diversity with a broad business portfolio, which provides the foundation for Sapiens’ performance and growth. Solid execution in the first quarter delivered 22% non-GAAP revenue growth, with non-GAAP revenues reaching a record $110 million and non-GAAP operating margin increasing to 17.2% from 16.1%. Our growth in the first quarter originated primarily from Europe and Rest-of-the-World. Operating a global company across multiple insurance markets and deploying a diversified product offering allows us to balance our growth, resources, investments, and risks across regions and markets. With a strategic focus and the increasing global market demand for digital insurance solutions and transformations, Sapiens is well positioned for continued financial performance,” said Roni Al-Dor, Sapiens president and CEO.

“We are increasing our 2021 revenue guidance to a range of $459 to $464 million from our prior range of $457 to $463 million. We are also updating our operating profit margin guidance, due to our plan initiated this quarter to manage our growth and investment in delivery capabilities in the North American P&C CoreSuite business, and following the recent spike in COVID-19 in India, which will increase our labor costs in the short term. As a result of these two factors, operating margin in 2021 is expected to be in the range of 17.0% to 17.4% compared to the previous range of 17.7% to 18.0%. I would like to highlight that Sapiens remains committed to increasing its profitability and margins, as we have done year after year.”

Quarterly Results Conference Call

Management will host a conference call and webcast today, May 4, 2021 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888- 642-5032; International: +972-3-918-0609; UK: 0-800-917-5108.

The live webcast of the call can be accessed on Sapiens’ website at https://www.sapiens.com/investor-relations/ir-events-presentations/. A replay of the call will be available one business day following the completion of the event at the same location for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of  future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Investors and Media Contact

Sapiens

Daphna Golden

Vice President, Head of Investor Relations

Email: ir@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2021	2020
	(unaudited)	(unaudited)

Revenue	109,592	90,534
Cost of revenue	65,336	54,270

Gross profit	44,256	36,264

Operating expenses:
Research and development, net	13,088	10,526
Selling, marketing, general and administrative	18,803	15,460
Total operating expenses	31,891	25,986

Operating income	12,365	10,278

Financial and other expenses, net	515	1,487
Taxes on income	1,948	1,901

Net income	9,902	6,890

Attributed to non-controlling interest	67	70

Net income attributable to Sapiens’ shareholders	9,835	6,820
Basic earnings per share	0.18	0.14

Diluted earnings per share	0.18	0.13

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	54,689	50,175

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,567	51,083

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2021	2020
	(unaudited)	(unaudited)

Revenue	110,222	90,534
Cost of revenue	60,993	50,743

Gross profit	49,229	39,791

Operating expenses:
Research and development, net	14,720	11,963
Selling, marketing, general and administrative	15,509	13,214
Total operating expenses	30,229	25,177

Operating income	19,000	14,614

Financial and other expenses, net	515	1,487
Taxes on income	3,510	2,645

Net income	14,975	10,482

Attributable to non-controlling interest	67	70

Net income attributable to Sapiens’ shareholders	14,908	10,412

Basic earnings per share	0.27	0.21

Diluted earnings per share	0.27	0.20

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	54,689	50,175

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,567	51,083

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2021	2020
	(unaudited)	(unaudited)

GAAP revenue	109,592	90,534
Valuation adjustment on acquired deferred revenue	630	-
Non-GAAP revenue	110,222	90,534

GAAP gross profit	44,256	36,264
Revenue adjustment	630	-
Amortization of capitalized software	1,784	1,496
Amortization of other intangible assets	2,559	2,031
Non-GAAP gross profit	49,229	39,791

GAAP operating income	12,365	10,278
Gross profit adjustments	4,973	3,527
Capitalization of software development	(1,632)	(1,437)
Amortization of other intangible assets	1,366	589
Stock-based compensation	1,399	622
Acquisition-related costs *)	529	1,035
Non-GAAP operating income	19,000	14,614

GAAP net income attributable to Sapiens’ shareholders	9,835	6,820
Operating income adjustments	6,635	4,336
Taxes on income	(1,562)	(744)
Non-GAAP net income attributable to Sapiens’ shareholders	14,908	10,412

(*) Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020

Revenues	110,222	102,936	97,968	93,063	90,534
Gross profit	49,229	47,044	44,206	41,900	39,791
Operating income	19,000	18,666	17,859	16,783	14,614
Net income to Sapiens’ shareholders	14,908	14,461	13,746	13,340	10,412
Adjusted EBITDA	20,120	20,032	19,010	17,854	15,724

Basic earnings per share	0.27	0.27	0.27	0.27	0.21
Diluted earnings per share	0.27	0.27	0.27	0.26	0.20

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020

North America	44,754	47,303	49,979	46,610	44,567
Europe	57,642	49,225	42,394	41,030	40,232
Rest of the world	7,826	6,408	5,595	5,423	5,735

Total	110,222	102,936	97,968	93,063	90,534

Adjusted Free Cash-Flow

U.S. dollars in thousands

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020

Cash-flow from operating activities	11,755	21,030	16,705	14,761	5,759
Increase in capitalized software development costs	(1,632)	(1,604)	(1,506)	(1,251)	(1,437)
Capital expenditures	(821)	(725)	(963)	(393)	(552)
Free cash-flow	9,302	18,701	14,236	13,117	3,770

Cash payments attributed to acquisition-related costs(*) (**)	1,280	2,363	242	1,562	737

Adjusted free cash-flow	10,582	21,064	14,478	14,679	4,507

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended
	March 31,
	2021	2020
	(unaudited)	(unaudited)

GAAP operating income	12,365	10,278

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	630	-
Amortization of capitalized software	1,784	1,496
Amortization of other intangible assets	3,925	2,620
Capitalization of software development	(1,632)	(1,437)
Stock-based compensation	1,399	622
Compensation related to acquisition and acquisition-related costs	529	1,035

Non-GAAP operating income	19,000	14,614

Depreciation	1,120	1,110

Adjusted EBITDA	20,120	15,724

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2021	2020
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	142,184	152,561
Short-term bank deposit	30,000	30,000
Trade receivables, net and unbilled receivables	74,762	65,409
Other receivables and prepaid expenses	16,494	19,388

Total current assets	263,440	267,358

LONG-TERM ASSETS
Property and equipment, net	16,585	16,970
Severance pay fund	6,604	6,582
Goodwill and intangible assets, net	352,130	363,597
Operating lease right-of-use assets	51,716	54,390
Other long-term assets	6,078	5,264

Total long-term assets	433,113	446,803

TOTAL ASSETS	696,553	714,161

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	6,057	5,389
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	68,750	75,119
Current maturities of operating lease liabilities	10,719	9,924
Deferred revenue	41,470	34,548

Total current liabilities	146,792	144,776

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	78,906	98,676
Deferred tax liabilities	14,704	16,010
Other long-term liabilities	13,037	12,129
Long-term operating lease liabilities	46,531	48,773
Redeemable non-controlling interest	562	517
Accrued severance pay	9,530	9,586

Total long-term liabilities	163,270	185,691

EQUITY	386,491	383,694

TOTAL LIABILITIES AND EQUITY	696,553	714,161

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the three months ended March 31,
	2021	2020
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	9,902	6,890
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	6,829	5,226
Accretion of discount on Series B Debentures	26	33
Stock-based compensation related to options issued to employees	1,399	622
Capital loss from sale of property and equipment	5	-

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(10,541)	(9,009)
Deferred tax assets, net	(1,913)	(1,257)
Other operating assets	6,116	2,260
Trade payables	609	(52)
Other operating liabilities	(7,774)	(759)
Deferred revenues	6,995	1,655
Accrued severance pay, net	102	150

Net cash provided by operating activities	11,755	5,759

Cash flows from investing activities:
Purchase of property and equipment	(821)	(552)
Investment in deposit	-	(665)
Proceeds from restricted deposit used for completed acquisition	-	22,890
Payments for business acquisitions, net of cash acquired	-	(22,061)
Proceeds from sale of property and equipment	154	-
Capitalized software development costs	(1,632)	(1,437)

Net cash used in investing activities	(2,299)	(1,825)

Cash flows from financing activities:
Proceeds from employee stock options exercised	413	600
Repayment of Series B Debenture	(19,796)	(9,898)
Receipt of short-term loan	-	20,000
Payment of contingent considerations	(537)	(538)
Dividend to non-controlling interest	(31)	-

Net cash provided by (used in) financing activities	(19,951)	10,164

Effect of exchange rate changes on cash and cash equivalents	118	(836)

Increase (decrease) in cash and cash equivalents	(10,377)	13,262
Cash and cash equivalents at the beginning of period	152,561	66,295

Cash and cash equivalents at the end of period	142,184	79,557

Debentures Covenants

As of March 31, 2021, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding minority interest): above $120 million.
▪	Actual shareholders’ equity (excluding minority interest) equal to $384 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.
▪	Actual ratio of net financial indebtedness to net capitalization equal to (22.55)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.
▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (0.92).